Filed by The Black & Decker Corporation
Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended

Subject Company: The Black & Decker Corporation
(Commission File No. 1-1553)

Black & Decker Long-Term Management Compensation Plan Update

How will the merger impact the financial payout associated with your participation in the Long-Term Management Compensation Plan (“LTMCP”)?

The merger announcement did not trigger any immediate impact or change to the LTMCP. In accordance with the LTMCP provisions, all eligible participants will receive a full payout (minus the 25% payment made in 2009) as soon as practicable following the closing of the merger.

What happens if you leave Black & Decker prior to the closing of the merger?

Under the terms of the LTMCP agreement, your award is forfeited if you leave voluntarily or are terminated for cause. In addition, if you have non-compete or non-solicitation provisions in your agreement, you remain subject to those provisions for the time periods specified in your agreement.

If you are involuntarily terminated, you will receive a prorated award, and you will not be subject to the non-compete provisions. However, you will remain subject to the non-solicitation provisions of the agreement for the time period specified in your agreement.

If you have non-compete and non-solicitation provisions in your LTMCP agreement, do these non-compete and non-solicitation provisions end when you receive your final payment at the close of the merger?

No. For those employees with non-compete and non-solicitation provisions in their agreement, those provisions remain in full effect with the successor company following the merger and payout.

Where You Can Find More Information

Black & Decker will file with the SEC in connection with the proposed Merger a proxy statement, which will also constitute a prospectus of Stanley. You are urged to read the proxy statement/prospectus when it becomes available and any other relevant documents filed by either party with the SEC because they will contain important information.

You will be able to obtain the proxy statement/prospectus and other documents filed with the SEC free of charge at the website maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by Black & Decker will be available free of charge on the investor relations portion of the Black & Decker website at www.bdk.com. In addition, documents filed with the SEC by Stanley will be available free of charge on the investor relations portion of the Stanley website at www.stanleyworks.com.

Black & Decker, and certain of its directors and executive officers, may be deemed to be participants in the solicitation of proxies from its stockholders in connection with the Merger. The names of Black & Decker’s directors and executive officers and a description of their interests in Black & Decker is set forth in the Definitive Proxy Statement for Black & Decker’s 2009 annual meeting of stockholders, which was filed with the SEC on March 16, 2009. Stanley, and certain of its directors and executive officers, may be deemed participants in the solicitation of proxies from the stockholders of Stanley in connection with the Merger. The names of Stanley’s directors and executive officers and a description of their interests in Stanley are set forth in the proxy statement for Stanley’s 2009 annual meeting of stockholders, which was filed with the SEC on March 20, 2009. You can obtain more detailed information regarding the direct and indirect interests of Black & Decker’s and Stanley’s directors and executive officers in the Merger by reading the proxy statement/prospectus when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.